

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-Mail
Glenn R. Rink
Chief Executive Officer, President and Director
Abtech Holdings, Inc.
4110 N. Scottsdale Road, Suite 235
Scottsdale, Arizona 85251

> **Re: Abtech Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 25, 2013**
> **File No. 333-189587**

Dear Mr. Rink:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Investment Agreement and Registration Rights Agreement, page 3

1. We note disclosure that you entered into an Investment Agreement and a Registration Rights Agreement with Dutchess Opportunity Fund, II, LP. Please file your Investment Agreement and your Registration Rights Agreement with your next amendment.

2. We note disclosure in the last sentence on page 3 that you have no obligation to utilize the full amount available under the equity line of credit. Please revise to include a discussion of the likelihood that you will ever receive, or will ever need, based on your business plans, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, the disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line.

Selling Shareholders, page 56

3. Please revise the caption in the third column to indicate that the column refers to "Shares Underlying Warrants".

4. Please revise to identify the natural person or persons who have voting and/or investment control over the company's securities owned by Axiom Capital Management, Inc.

5. We note in the footnotes to the table that certain selling shareholders are affiliates of a broker dealer. For the selling shareholders that are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling shareholders, please identify them as underwriters.

6. Please disclose that the obligations of Dutchess Opportunity Fund, II, LP under the equity line are not transferable.

Plan of Distribution page 59

7. We note disclosure that the selling shareholders "may be deemed" to be underwriters. Please revise this section to identify Dutchess Opportunity Fund, II, LP as an underwriter. Please also revise this section so that the disclosure does not state that Dutchess Opportunity Fund, II, LP may sell the securities pursuant to Rule 144.

Exhibit 5.1

8. Please explain the basis for the assumption related to the "notice requirements regarding uncertificated shares as provided in the NGCL."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
Christopher D. Johnson, Esq.